United States securities and exchange commission logo





                             March 15, 2023

       Bennett Yankowitz
       Chief Financial Officer
       RocketFuel Blockchain, Inc.
       201 Spear Street
       Suite 1100
       San Francisco, California 94105

                                                        Re: RocketFuel
Blockchain, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed July 15, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 14,
2022
                                                            File No.
033-17773-NY

       Dear Bennett Yankowitz:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Software Development Costs, page F-7

   1. Once an application has reached the development stage, you capitalize internal and external costs, if
direct and incremental, and certain general and administrative costs related to the
customization and development of your internal business systems. Please tell us how you considered
ASC 350-40-30-1 and 30-3 in determining what general and
                                                        administrative costs to
capitalize during the application development stage.
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
            Blockchain, Inc. Yankowitz
Comapany
March      NameRocketFuel Blockchain, Inc.
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
Revenue Recognition, page F-7

2. Please revise future filings to address the disclosures required by ASC 606-10-50, including 50-1, 50-8(b), 50-12, and 50-17 through 50-20. Show us what your disclosure will look like in your response.
3. Please tell us about your contract terms with your customers and your analysis of the accounting under U.S. GAAP. Include a discussion of each of the areas where you have generated or expect to generate revenues. In your response, also address the following:
             In Risk Factors on page 11, you disclose that the company takes on credit risk.
             Please explain to us in more detail how the company takes on credit risk, specifically quantifying the impact on your financial statements in the periods presented from this risk.
             In Risk Factors on page 12, you disclose that your clients purchase your services according to a variety of pricing formulas and sometimes these include formulas based on pay for performance, whereby clients pay you only after you have delivered the desired result to them. Please include a discussion about these terms in your response.
             In Risk Factors on pages 14 and 16 you disclose that you may provide technology to facilitate the secure storage of user API keys from cryptocurrency exchanges and you do not believe that the company is a money transmitter, because the company does not hold, possess or control payment funds on behalf of a consumer or merchant.
             Please tell us in more detail about your provision of these services and why you believe that you do not control the funds.
Note 9. Stockholders' Equity (Deficit), page F-12

4. With respect to the common shares and other consideration that you issued to customers, please tell us how your accounting considered ASC 606-10-32-25 through 32-27 and how you determined to recognize the transactions in general and administrative expenses.
Form 10-Q for the Quarterly Period Ended September 30, 2022

Business, page 7

5. We note your disclosure that you recently formed RocketFuel (BVI) Ltd. to be the issuer of $Rpay tokens in connection with your planned loyalty program. We further note your
         November 23, 2022 press release, "RocketFuel Announces launch of its $Rpay Token
         World   s First Crypto Loyalty Program Unveiled," announcing the
launch of your loyalty
         token through a private sale at a price of $0.015 per token and a pre-sale at a price of $0.025 per token. Please describe, and in future filings disclose, the rights, privileges, obligations and characteristics of the loyalty tokens, including the blockchain on which these tokens exist and how they are distributed and exchanged.
         Additionally, please describe the features of your loyalty program. Further, describe how you have conducted and plan to conduct any offering or distribution of the loyalty token in
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
            Blockchain, Inc. Yankowitz
Comapany
March      NameRocketFuel Blockchain, Inc.
       15, 2023
March3 15, 2023 Page 3
Page
FirstName LastName
         compliance with the federal securities laws, including an analysis of the Securities Act exemption on which you are relying for the current offering of the $Rpay tokens. In this regard, we note that your token distribution schedule on your website includes pre-sales, private sales, public sales, airdrops, and staking.
6. We note your loyalty program will include a staking program, allowing participating members to earn 5% APY and receive significant discounts. Please describe, and in future filings disclose, your staking program in greater detail, including, without limitation, a discussion of who is eligible to participate, program features and whose crypto assets are being staked. Additionally, provide us with your analysis as to how your staking program is executed in compliance with the federal securities laws.
7. We note the statement on your website that the $Rpay program will offer different levels of membership and loyalty point benefits for Silver and Platinum membership levels based upon the number of tokens staked. Please tell us whether you intend to offer $Rpay tokens to retail investors. Please describe your use of digital engagement practices in connection with your loyalty program and staking program, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation, in your revised disclosure:
             Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;
             Clarify whether any of such practices encourage retail investors to invest in different products or change investment strategies;
             Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement);
             To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and
             Describe in greater detail your data collection practices or those of your third-party service provider.
         Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices.
8. Your November 23, 2022 press release states that only businesses and accredited private investors outside the United States can purchase the $Rpay tokens. Please tell us, and in future filings disclose, how you prevent U.S. investors from obtaining the loyalty tokens and how you prevent the use of your staking program within the United States and by U.S.
         persons. Please specifically address the steps you are taking to ensure that U.S. investors cannot circumvent your restrictions, and, in future filings, include risk factor disclosure to describe the potential regulatory consequences if U.S. persons circumvent the restrictions.
         Similarly, we note the statement on your website and in your November 23, 2022 press release that you envision the use of $Rpay for future financial services, such as locking the tokens as part of a credit or loan issuance program. Please tell us how you will
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
            Blockchain, Inc. Yankowitz
Comapany
March      NameRocketFuel Blockchain, Inc.
       15, 2023
March4 15, 2023 Page 4
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FirstName LastName
         conduct such a program in compliance with the U.S. federal securities laws and whether such a program will be offered within the United States and to U.S. persons.
9. We note your statement in the November 23, 2022 press release that "[t]he $Rpay token will be launched as a security token first and over time as its usage increases, the company will obtain the necessary approvals for the token to be classified as a utility token." Please provide your analysis as to when the $Rpay token may no longer be a security under
         Section 2(a)(1) of the Securities Act. In future filings, please discuss your internal procedures and policies that would allow you to reach the conclusion that the $Rpay token is no longer a security, and add risk factor disclosure addressing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding any regulatory body or court. In addition, please tell us what you mean by the statement that you will
         obtain the    necessary approvals    for the token to be classified as
a utility token.
10. We note the statement on your website that the $Rpay tokens can be transferred on crypto asset exchanges. Please tell us, and in future filings identify, the exchanges that allow the transfer of $Rpay tokens, and please tell us how you ensure that the secondary transfers of the $Rpay tokens are in compliance with the federal securities laws.
11. We note your statement on your website that $Rpay can be used for discounts, rewards and "NFT experiences." Please tell us what you mean by "NFT experiences." To the extent that you intend to offer and develop NFTs, please describe the characteristics of the
         NFTs you intend to develop and tell us how you will exchange $Rpay tokens for NFTs in compliance with the federal securities laws, including how you will ensure that secondary trading of the NFTs are in compliance with federal securities laws.
12. In future filings, if material to an understanding of your business, please discuss any steps
         you take to safeguard your customers    crypto assets, and describe
any policies and
         procedures that are in place to prevent self-dealing and other potential conflicts of interest.
          Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
13. Please tell us whether the $Rpay tokens are stored on your platform, and, if so, please disclose whether you use a third-party custodian for your investors' $Rpay tokens, including:
             What portion of your investors' crypto assets and your crypto assets are held in hot wallets and cold wallets;
             The geographic location where crypto assets are held in cold wallets;
             Whether any person (e.g., auditors, etc.) are responsible for verifying the existence for the $Rpay tokens held by the third-party custodian(s);
             Whether any insurance providers have inspection rights associated with the crypto assets held in storage; and
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
            Blockchain, Inc. Yankowitz
Comapany
March      NameRocketFuel Blockchain, Inc.
       15, 2023
March5 15, 2023 Page 5
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FirstName LastName
                A description of the custodian's insurance and the degree to which such policies provide coverage for the loss of $Rpay tokens.
Risk Factors, page 7

14. In future filings, please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation, and describe any material effects it may have on your business, financial condition, and results of operations. In addition, to the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
15. In future filings, please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
Note 7. Stockholders' Equity
Private Placement, page 11

16. We note your disclosure about the token offering in this note and in your November 23,
         2022 press release. Please tell us about the nature of the tokens issued (or to be issued)
         and the associated rights and obligations. For example, discuss whether the token provides a right to cash or a residual interest in the company.
Include the Company   s
         analysis of the accounting under U.S. GAAP.
Cancellations of Stock, page 12

17. In connection with a litigation settlement, a shareholder surrendered 3,600,934 shares of
         the company   s common stock and you recognized a gain of $540,059 in
other income for
         the six months ended September 30, 2022. Please tell us how you considered ASC 505-
         10-25-2, and why you recognized a gain from the surrender of the shares.
Exhibit 31.1 and 31.2, page 23

18.      The language in Exhibits 31.1 and 31.2 is not exactly as set forth in
Item 601(b)(31)(i) of
         Regulation S-K. For example, you changed the language in paragraph 4(d) to only refer to your fourth fiscal quarter and you exclude the reference to your consolidated subsidiaries in paragraph 4(a). Please revise future filings to provide the certifications required by Item 601(b)(31)(i) exactly as set forth therein.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bennett Yankowitz
RocketFuel Blockchain, Inc.
March 15, 2023
Page 6

       You may contact Kate Tillan at (202) 551-3604 or David Irving at (202) 551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Sonia Bednarowski at (202) 551-3666 with any other questions.



FirstName LastNameBennett Yankowitz                      Sincerely,
Comapany NameRocketFuel Blockchain, Inc.
                                                         Division of
Corporation Finance
March 15, 2023 Page 6                                    Office of Crypto
Assets
FirstName LastName